IATRIXAIR, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
iatrixAir, Inc.
Temecula, California

We have reviewed the accompanying financial statements of iatrixAir, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 27, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 1,436	$ 192
Total Current Assets	**1,436**	**192**
Total Assets	$ **1,436**	$ **192**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 69,065	$ 52,311
Current Portion of Loans and Notes	68,751	21,600
Current Portion of Convertible Note	35,000	35,000
Accured Interest on Convertible Notes	6,979	4,179
Total Current Liabilities	**179,795**	**113,090**
Total Liabilities	**179,795**	**113,090**
STOCKHOLDERS EQUITY		
Common Stock	352	-
Additional Paid in Capital	19,760	-
Equity Issuance Costs	(5,000)	-
Shareholder contribution	27,034	27,034
Retained Earnings/(Accumulated Deficit)	(220,506)	(139,932)
Total Stockholders' Equity	**(178,359)**	**(112,898)**
Total Liabilities and Stockholders' Equity	$ **1,436**	$ **192**

See accompanying notes to financial statements.

IATRIXAIR INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2022**	**2021**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	54,515	11,934
Research and Development	3,439	12,535
Sales and Marketing	22,769	1,529
Total operating expenses	80,724	25,998
Operating Income/(Loss)	(80,724)	(25,998)
Interest Expense	-	2,800
Other Loss/(Income)	(150)	-
Income/(Loss) before provision for income taxes	(80,574)	(28,798)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (80,574)**	**$ (28,798)**

See accompanying notes to financial statements.

IatrixAir Inc.
Statements of Changes in Stockholders' Equity
(Unaudited)

(in , $US)	Common Stock Shares	Amount	Shareholder contribution	Additional Paid In Capital	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2020	-	$ -	$ 12,664			$ (111,134)	$ (98,470)
Capital contribution			14,370				14,370
Net income/(loss)						(28,798)	(28,798)
Balance—December 31, 2021	-	-	27,034	-	-	$ (139,932)	$ (112,898)
Issuance of Restricted Stock	3,500,000	350	-	487			837
Proceeds from Issuance of Stock on NetCapital	22,247	2		19,273	(5,000)		14,276
Net income/(loss)						(80,574)	(80,574)
Balance—December 31, 2022	3,522,247	$ 352	$ 27,034	$ 19,760	$ (5,000)	$ (220,506)	$ (178,359)

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(80,574)	$	(28,798)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		-		-
Stock-Based Compensation		837		
Changes in operating assets and liabilities:				
Accounts Payable		16,754		-
Accrued interest on convertible notes		2,800		2,800
Net cash provided/(used) by operating activities		**(60,183)**		**(25,998)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		14,370
Proceeds from Issuance of Stock on Crowdfunding Platform		14,276		
Borrowing on Promissory Notes and Loans		47,151		11,700
Net cash provided/(used) by financing activities		**61,427**		**26,070**
Change in Cash		1,244		73
Cash—beginning of year		192		119
Cash—end of year	$	**1,436**	$	**192**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest				
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

IatrixAir Inc. was originally incorporated on March 12, 2020, in the state of Delaware under the name ClairityC3 Inc. On December 7, 2020, ClairityC3 Inc. changed name to IatricAir Inc. and on March 10, 2021 IatricAir Inc changed name to IatrixAir Inc. The financial statements of IatrixAir Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Temecula, California.

IatrixAir Inc. is company that has engineered a patent pending AI-based solution that detects, removes, and destroys airborne pathogens faster than current industry standards. The Company developed an advanced and more accurate, data-driven product solution for analyzing, purifying, disinfecting, and reporting Internal Air Quality (IAQ).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Income Taxes

IatrixAir Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of its air-exchange/air scrubber products that monitor air quality.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $22,769 and 1,529, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a par value of $0.0001. As of December 31, 2022, and December 31, 2021, 3,522,247 and 0 shares of Common Stock were issued and outstanding, respectively.

4.   SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$ 0.00	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	-	$ 0.00	-
Granted	3,500,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	3,500,000	$ 0.00	9.01

The fair value of the restricted stock awards were estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022was $839.

5.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan - Impressions Wellness, Inc.	$ 10,600	0.00%	03/31/2022	12/31/2022	$ -	$ -	$ 11,100	$ -	$ 11,100	$ -	$ -	$ 10,600		$ 10,600
Loan Payable-Porter Strategies, Inc.	$ 7,725	0.00%	4/15/2023	12/31/2023	$ -	$ -	$ 7,725	$ -	$ 7,725	$ -	$ -	$ -	$ -	$ -
Loan - Joseph McConnaughey	$ 11,000	0.00%	03/31/2022	12/31/2022	$ -	$ -	$ 49,926	$ -	$ 49,926	$ -	$ -	$ 11,000	$ -	$ 11,000
Total					$ -	$ -	$ 68,751	$ -	$ 68,751	$ -	$ -	$ 21,600	$ -	$ 21,600

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022

2023	$	68,751
2024		-
2025		-
2026		-
Thereafter		-
Total	$	**68,751**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2022					For the Year Ended December 2021				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Note Zuoyu Shi	$ 25,000	8.00%	06/08/2020	06/01/2022	2,000	5,129	25,000	-	30,129	2,000	3,129	25,000 $	-	28,129
2020 Convertible Note Zuoyu Shi	$ 10,000	8.00%	09/08/2020	06/01/2022	800	1,850	10,000	-	11,850	800	1,050	10,000	-	11,050
Total	$ -				$ 2,800	$ 6,979	$ 35,000	$ -	$ 41,979	$ 2,800	$ 4,179	$ 35,000 $	-	$ 39,179

The convertible notes are convertible into shares of Common Stock issued in 1) Qualified Financing (the number of shares is determined by dividing the balance by 80% of the per share price of the class and series of Common Stock issued in Qualified Financing); 2) Non-qualified Financing (the number of shares is determined by dividing the balance by the lesser of a) 80% of the per share price of the class and series of Common Stock issued in Non-Qualified Financing, b) the price per share determined based upon a conversion cap of $3,000,000 divided by the total number of shares of Capital Stock of the Company on a fully-diluted basis. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (24,043) $	(7,010)
Valuation Allowance	24,043	7,010
Net Provision for income tax	$ - $	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (92,675) $	(68,632)
Valuation Allowance	92,675	68,632
Total Deferred Tax Asset	$ - $	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $310,574, and the Company had state net operating loss ("NOL") carryforwards of approximately $310,574. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On March 31, 2022, the Company signed a loan agreement with Joseph McConnaughey, one of the founders. The loan amount is $11,000, and bears no interest rate and the unpaid principal shall be paid in full on December 31, 2022. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $49,926 and $11,000, respectively.

On March 31, 2022, the Company signed a loan agreement with Joseph McConnaughey, of behalf of Impression Wellness Inc. The loan amount is $11,000, there is no interest, and the unpaid principal shall be paid in full on December 31, 2022. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loan is $11,000 and $10,060, respectively.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 27, 2023, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $80,724, an operating cash flow loss of $60,183, and liquid assets in cash of $1,436, which less than a year's worth of cash reserves as of December 31, 2022. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.